UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Gridsum Holding Inc.

(Name of Issuer)

Class B ordinary shares, par value US$0.001 per share

(Title of Class of Securities)

398132100

(CUSIP Number)**

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP number applies to the Issuer’s American depository shares, or ADSs, each representing one Class B ordinary share, par value US$0.001 per share, of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 398132100

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Guosheng Qi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,304,878 (1) (2). See Item 4.
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 9,304,878 (1) (2). See Item 4.
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,304,878 (1) (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 29.9% (2) (3)
12	TYPE OF REPORTING PERSON IN

(1)

Representing (i) 4,543,461 Class A ordinary shares held by Generation Gospel Limited as of December 31, 2018, (ii) 890,625 Class B ordinary shares held by Generation Gospel Limited as of December 31, 2018, (iii) 46,875 Class B ordinary shares held by Guosheng Qi as of December 31, 2018, (iv) 3,563,501 Class B ordinary shares held by Fairy Spirit Limited as of December 31, 2018 and (v) 260,416 Class B ordinary shares that Guosheng Qi and Generation Gospel Limited may acquire upon exercise of options within 60 days of December 31, 2018. Guosheng Qi is the sole shareholder of Generation Gospel Limited and controls Fairy Spirit Limited, and thereby may be deemed to beneficially own all of the shares beneficially owned by Generation Gospel Limited and Fairy Spirit Limited. The voting power of shares beneficially owned by Guosheng Qi represents 69.7% of the total voting power of all outstanding Class A and Class B ordinary shares of the Issuer.

(2)

The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting and conversion. Each Class A ordinary share is entitled to ten votes and is convertible at any time into one Class B ordinary share. Each Class B ordinary share is entitled to one vote and is not convertible into Class A ordinary shares under any circumstances.

(3)

Based on 4,543,461 Class A ordinary shares and 26,289,929 Class B ordinary shares issued and outstanding as of December 31, 2018 (excluding 101,776 Class B ordinary shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plans), and assuming all Class A ordinary shares held by Generation Gospel Limited are converted into the same number of Class B ordinary shares and all options exercisable by Guosheng Qi and Generation Gospel Limited within 60 days of December 31, 2018 are exercised.

CUSIP No. 398132100

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Generation Gospel Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,681,481 (1) (2). See Item 4.
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 5,681,481 (1) (2). See Item 4.
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,681,481 (1) (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.3% (2) (3)
12	TYPE OF REPORTING PERSON CO

(1)

Representing (i) 4,543,461 Class A ordinary shares held by Generation Gospel Limited as of December 31, 2018, (ii) 890,625 Class B ordinary shares held by Generation Gospel Limited as of December 31, 2018 and (iii) 247,395 Class B ordinary shares that Generation Gospel Limited may acquire upon exercise of options within 60 days of December 31, 2018. The voting power of shares beneficially owned by Generation Gospel Limited represents 64.7% of the total voting power of all outstanding Class A and Class B ordinary shares of the Issuer.

(2)

The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting and conversion. Each Class A ordinary share is entitled to ten votes and is convertible at any time into one Class B ordinary share. Each Class B ordinary share is entitled to one vote and is not convertible into Class A ordinary shares under any circumstances.

(3)

Based on 4,543,461 Class A ordinary shares and 26,289,929 Class B ordinary shares issued and outstanding as of December 31, 2018 (excluding 101,776 Class B ordinary shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plans), and assuming all Class A ordinary shares held by Generation Gospel Limited are converted into the same number of Class B ordinary shares and all options exercisable by Generation Gospel Limited within 60 days of December 31, 2018 are exercised.

CUSIP No. 398132100

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fairy Spirit Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,563,501 (1). See Item 4.
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,563,501 (1). See Item 4.
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,563,501 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.6% of the Class B ordinary shares (or 11.6% of the total ordinary shares assuming conversion of all outstanding Class A ordinary shares into the same number of Class B ordinary shares). (2)

12	TYPE OF REPORTING PERSON CO

(1)

Representing 3,563,501 Class B ordinary shares held by Fairy Spirit Limited as of December 31, 2018. The voting power of shares beneficially owned by Fairy Spirit Limited represents 5.0% of the total voting power of all outstanding Class A and Class B ordinary shares of the Issuer.

(2)

Based on 4,543,461 Class A ordinary shares and 26,289,929 Class B ordinary shares issued and outstanding as of December 31, 2018 (excluding 101,776 Class B ordinary shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plans). The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting and conversion. Each Class A ordinary share is entitled to ten votes and is convertible at any time into one Class B ordinary share. Each Class B ordinary share is entitled to one vote and is not convertible into Class A ordinary shares under any circumstances.

Item 1(a)	Name of Issuer: Gridsum Holding Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices: South Wing, High Technology Building, No. 229 North 4th Ring Road, Haidian District, Beijing 100083, People’s Republic of China

Item 2(a)	Name of Person Filing:

Guosheng Qi

Generation Gospel Limited

Fairy Spirit Limited

This Schedule 13G is being filed jointly by Guosheng Qi, Generation Gospel Limited and Fairy Spirit Limited (collectively, the “Reporting Persons”). The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is incorporated by reference to Exhibit 99.1 of Schedule 13G/A (File No. 005-89840) filed by the Reporting Persons with the Securities and Exchange Commission on February 12, 2018. Pursuant to the Joint Filing Agreement, the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

Item 2(b)	Address of Principal Business Office or, If None, Residence

Guosheng Qi

South Wing, High Technology Building

No. 229 North 4th Ring Road

Haidian District, Beijing 100083, People’s Republic of China

Generation Gospel Limited

c/o Guosheng Qi

South Wing, High Technology Building

No. 229 North 4th Ring Road

Haidian District, Beijing 100083, People’s Republic of China

Fairy Spirit Limited

c/o Guosheng Qi

South Wing, High Technology Building

No. 229 North 4th Ring Road

Haidian District, Beijing 100083, People’s Republic of China

Item 2(c)	Citizenship:

Guosheng Qi: People’s Republic of China Generation Gospel Limited: British Virgin Islands Fairy Spirit Limited: British Virgin Islands

Item 2(d)	Title of Class of Securities:

Class B ordinary share, par value US$0.001 per share, of the Issuer.

Item 2(e)	CUSIP Number:

398132100*

*	This CUSIP number applies to the Issuer’s American depository shares, or ADSs, each representing one Class B ordinary share, par value US$0.001 per share, of the Issuer.

Item 3.	Not applicable.

Item 4.	Ownership

The following information with respect to the ownership of the ordinary shares of the Issuer by the persons filing this statement is provided as of December 31, 2018. As of December 31, 2018, the Issuer has 4,543,461 Class A ordinary shares and 26,289,929 Class B ordinary shares issued and outstanding (excluding 101,776 Class B ordinary shares issued to the Issuer’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Issuer’s share incentive plans). The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting and conversion. Each Class A ordinary share is entitled to ten votes and is convertible at any time into one Class B ordinary share. Each Class B ordinary share is entitled to one vote and is not convertible into Class A ordinary shares under any circumstances.

					Number of shares as to which such person has
Reporting Person	Amount beneficially owned(1)		Percent of class(1)		Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Guosheng Qi	9,304,878	(2)	29.9	%(3)	9,304,878	0	9,304,878	0
Generation Gospel Limited	5,681,481	(4)	18.3	%(5)	5,681,481	0	5,681,481	0
Fairy Spirit Limited	3,563,501	(6)	13.6	%(7)	3,563,501	0	3,563,501	0

Notes:

(1)

Pursuant to Rule 13d-3(d)(1), all Class A ordinary shares (which are convertible into shares of Class B ordinary shares) beneficially owned by a reporting person shall be deemed to be converted for the purposes of (i) determining the aggregate amount of Class B ordinary shares beneficially owned by such person and (ii) calculating the percentages of the Class B ordinary shares beneficially owned by such person.

(2)

Representing (i) 4,543,461 Class A ordinary shares held by Generation Gospel Limited, (ii) 890,625 Class B ordinary shares held by Generation Gospel Limited, (iii) 46,875 Class B ordinary shares held by Guosheng Qi, (iv) 3,563,501 Class B ordinary shares held by Fairy Spirit Limited and (v) 260,416 Class B ordinary shares that Guosheng Qi and Generation Gospel Limited may acquire upon exercise of options within 60 days of December 31, 2018. Guosheng Qi is the sole shareholder of Generation Gospel Limited and controls Fairy Spirit Limited, and thereby may be deemed to beneficially own all of the shares beneficially owned by Generation Gospel Limited and Fairy Spirit Limited. The voting power of shares beneficially owned by Guosheng Qi represents 69.7% of the total voting power of all outstanding Class A and Class B ordinary shares of the Issuer (assuming all options exercisable by Guosheng Qi and Generation Gospel Limited within 60 days of December 31, 2018 are exercised).

(3)

To derive this percentage, (i) the numerator is 9,304,878, and (ii) the denominator is the sum of (x) 26,289,929, being the number of the Issuer’s outstanding Class B ordinary shares, (y) 4,543,461, being the number of Class B ordinary shares that Generation Gospel Limited may acquire upon conversion of the same number of Class A ordinary shares and (z) 260,416, being the number of Class B ordinary shares that Guosheng Qi and Generation Gospel Limited may acquire upon exercise of options within 60 days of December 31, 2018.

(4)

Representing (i) 4,543,461 Class A ordinary shares held by Generation Gospel Limited, (ii) 890,625 Class B ordinary shares held by Generation Gospel Limited, and (iii) 247,395 Class B ordinary shares that Generation Gospel Limited may acquire upon exercise of options within 60 days of December 31, 2018. The voting power of shares beneficially owned by Generation Gospel Limited represents 64.7% of the total voting power of all outstanding Class A and Class B ordinary shares of the Issuer (assuming all options exercisable by Generation Gospel Limited within 60 days of December 31, 2018 are exercised).

(5)

To derive this percentage, (i) the numerator is 5,681,481, and (ii) the denominator is the sum of (x) 26,289,929, being the number of the Issuer’s outstanding Class B ordinary shares, (y) 4,543,461, being the number of Class B ordinary shares that Generation Gospel Limited may acquire upon conversion of the same number of Class A ordinary shares and (z) 247,395, being the number of Class B ordinary shares that Generation Gospel Limited may acquire upon exercise of options within 60 days of December 31, 2018.

(6)

Representing 3,563,501 Class B ordinary shares held by Fairy Spirit Limited. The voting power of shares beneficially owned by Fairy Spirit Limited represents 5.0% of the total voting power of all outstanding Class A and Class B ordinary shares of the Issuer.

(7)

Representing 13.6% of the total Class B ordinary shares (to derive this percentage, (i) the numerator is 3,563,501, and (ii) the denominator is 26,289,929, being the number of the Issuer’s outstanding Class B ordinary shares), or 11.6% of the total ordinary shares of the Issuer assuming conversion of all outstanding Class A ordinary shares into the same number of Class B ordinary shares.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019

/s/ Guosheng Qi
Guosheng Qi

Generation Gospel Limited

	By:	/s/ Guosheng Qi
	Name:	Guosheng Qi
	Title:	Director

Fairy Spirit Limited

	By:	/s/ Guosheng Qi
	Name:	Guosheng Qi
	Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 of Schedule 13G/A (File No. 005-89840) filed with the Securities and Exchange Commission on February 12, 2018)